INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233
VIA EDGAR

April 30, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Aristotle/Saul Global Opportunities Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the Securities and Exchange Commission (the “Commission”) by telephone on April 4, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Aristotle/Saul Global Opportunities Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 510 to the Fund’s Form N-1A registration statement (the “Amendment”) filed on April 30, 2014, Accession No. 0001398344-14-002451.

GENERAL

1.  Confirm in the response letter that the Series Identifier on EDGAR has been updated to reflect the new fund name.

Response: The Registrant confirmed that EDGAR has been updated to reflect the “Aristotle/Saul Global Opportunities Fund” name.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund (page 1)
2.  Consider removing the parenthetical statement “(as a percentage of offering price)” after “Maximum sales charge (load)” and the “(as a percent of the lesser of the value redeemed or the amount invested)” after Maximum deferred sales charge since they are not applicable to the Fund.

Response: The Registrant has removed the two parenthetical statements noted above.

3.  “Dividend on securities sold short/interest expense” should be a sub-caption of “Other Expenses” and there should be a total for “Other Expenses”.  Please see Instruction 3(c) (iii) to Item 3 of Form N-1A.

Response: The Registrant made the requested change.

4.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the footnote to the Fees and Expenses Table.

Response: A copy of the fee waiver agreement had been previously filed with Post-Effective Amendment No. 497 filed with the Commission on March 31, 2014.

Expense Example
5.  Confirm in the response letter that the expense amounts reflect only the contractual period of the operating expenses limitation agreement.

Response:  The Registrant confirmed that the amounts under expense Example reflect only the one year contractual period of the operating expenses limitation agreement.

Principal Investment Strategies
6.  The first sentence of this section states that the Fund invest in “securities trading at significant discounts to their fair values”, please explain or clarify how the advisor identify these securities.

Response: The Registrant has removed the sentence.

7.  Disclose the Fund’s credit and maturity policies with respect to fixed income securities and any relevant risks.

Response:  The Registrant added disclosure to state that “The Fund’s investments in fixed income securities may be of any maturity and credit quality, including securities rated below investment grade (commonly referred to as “junk” bonds).”

8.  Explain in the response letter how does the location of a company in a country tied economically to that country.

Response:  The Adopting Release “IC-24828, Investment Company Name” state that Rule 35d-1 would require “an investment company with a name that suggests it focuses its investments in a particular country or geographic region” to invest in securities “that met one of the three criteria specified in the rule.”  One of the three criteria under Footnote 24 to the Adopting Release states that “investment would have to have been in: (i)  “securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”   The Registrant believes that the Fund’s investment in securities of issuers located outside the United States conforms to this criterion.

Principal Risks of Investing
9.  Foreign Investment Risk referenced ADRs, GDRs, and emerging markets yet there are no discussion of ADRs, GDRs and emerging markets under “Principal Investment Strategies” section, please add these under “Principal Investment Strategies” if they are principal investments.

Response:  The Registrant has revised the disclosure under Principal Investment Strategies’ section to read as follows:

“Under normal market conditions, the Fund will invest in at least three different countries, including emerging market countries, with at least 40% of its net assets invested in securities of issuers located outside the United States.  The Fund’s investments in foreign securities may include investments through American, European and Global Depository Receipts (“ADRs”, “EDRs” and “GDRs”, respectively).”

10.  In light of the disclosure regarding high yield “junk” bond risk set forth as a principal risk in the Summary Section, please add disclosure that the Fund may invest in “junk” bonds under Principal Investment Strategies.

Response:  As stated in our response to comment #7 above, the Registrant has included “junk” bonds under the “Principal Investment Strategies” section.  In addition, “junk” bonds is not expected to be a significant portion of the Fund’s investment the Registrant has incorporated risk related to “junk” bonds under “Credit Risk” as follows:

“Credit Risk.  If an issuer or guarantor of a debt security held by the Fund or a counterparty to a financial contract with the Fund defaults or is downgraded or is perceived to be less creditworthy, or if the value of the assets underlying a security declines, the value of the Fund’s portfolio will typically decline.  Junk bonds have a higher risk of default than other fixed income securities and are considered speculative.”

Financial Highlights

11.  Confirm in the response letter that the independent registered public accounting firm name will be included in the Amendment filing.

Response:  The Registrant confirms that the name of the independent registered public accounting firm is disclosed in the Financial Highlight in the Amendment.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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